Goldman Sachs & Co. LLC
200 West Street
New York, New York 10282

BofA Securities, Inc.
One Bryant Park
New York, New York 10036

April 22, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Stacie Gorman

Re:	CC Neuberger Principal Holdings I
Registration Statement on Form S-1
File No. 333-236974

Dear Ms. Gorman:

Reference is made to our letter, filed as correspondence via EDGAR on April 20, 2020, in which we, the representatives of the several underwriters (the “Representatives”), joined in the request of CC Neuberger Principal Holdings I (the “Company”) to accelerate the effective date of the above-referenced registration statement for April 22, 2020, at 4:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. The Company is no longer requesting that such registration statement be declared effective at this time and we, as Representatives, hereby join in the request of the Company to withdraw the request for acceleration of the effective date.

Very truly yours,

GOLDMAN SACHS & CO. LLC
as Representative of the Several Underwriters

By:	/S/OLYMPIA MCNERNEY
	Name:	Olympia McNerney
	Title:	Managing Director

BOFA SECURITIES, INC.
as Representative of the Several Underwriters

By:	/S/MICHAEL LILOIA
	Name:	Michael Liloia
	Title:	Director

[Signature Page to the Withdrawal of Acceleration Request]